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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 July 2002

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /x/        Form 40-F / /

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /        No /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A)

EXPLANATORY NOTE

        This report of Form 6-K contains a press release of TPG N.V. dated 24 July 2002 announcing that TPG will operate the distribution centers for Michelin in the United States and Canada.

PRESS RELEASE

TPG TO OPERATE DISTRIBUTION CENTERS FOR MICHELIN IN UNITED STATES AND CANADA

        Michelin North America has signed a six-year, multi-million dollar agreement with leading mail, express and logistics company TPG N.V. through their TNT Logistics North America business unit, which will operate Michelin's network of tyre distribution centres in the United States and Canada. The agreement builds on a successful relationship that began in 1995 with TNT Logistics delivering value-added logistics services to Michelin Group's operations in the United Kingdom.

        TNT will operate Michelin's North America's network of approximately 7-million sq. ft. of distribution centres in 18 locations in the United States and Canada. The operation is expected to begin on the week of August 5, 2002. Michelin North America's distribution in Mexico is already outsourced to different providers.

        "This agreement is a continuation of our strategic efforts to reduce operational costs while further improving services to our customers," said Jim Micali, chairman and president, Michelin North America, Inc. "Through this agreement, we will be better able to focus on our core tyre business by having TNT provide its world-class logistics services to us."

        In order to be more cost competitive, Michelin North America had announced on September 10, 2001, that it would both reduce its annual operating costs by $200 million and eliminate 2,000 positions by the end of 2003. The expected financial benefits from the TNT agreement were not part of the September 10 announcement.

        "This agreement is the result of hard work and a commitment between the companies to realise the significant benefits that will accrue to each party as a result of this unique endeavour," said Dave Kulik, president and CEO of TNT Logistics North America, whose division will manage the distribution network. "The size and scope of this agreement is the largest contract ever signed by TNT Logistics North America. It is also an important opportunity for Michelin to improve efficiencies across its network by outsourcing to an organisation who has proven expertise in supply chain management."

        The agreement calls for TNT Logistics to acquire certain operating assets and offer employment to qualified Michelin distribution network employees in the United States (450 employees) and Canada (150 employees). TNT also will invest in some new operational tools as well as a new suite of information technology over the period of the contract to deliver streamlined processes and enhanced customer service. While specific financial terms of the agreement were not disclosed, Michelin indicated that it could realise a capital gain of about $26 million on the sale of certain distribution centres to a joint venture managed by Lexington Corporation Properties Trust.

        "TNT Logistics is pleased to win this substantial contract to deliver supply chain management expertise to further improve Michelin's distribution network in the United States and Canada," said Roberto Rossi, Group Managing Director, TNT Logistics. "This relationship with a leading company further drives our operations in this vital sector and increases our existing strong presence in North America."

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
	By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations
Date: 25 July, 2002

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EXPLANATORY NOTE
TPG TO OPERATE DISTRIBUTION CENTERS FOR MICHELIN IN UNITED STATES AND CANADA
SIGNATURES